Exhibit 12(a)

FPL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS [a]

	Six Months Ended June 30, 2004
	(millions of dollars)
Earnings, as defined:	
Net income	$ 395
Preferred stock dividends of a consolidated subsidiary [b]	-
Income taxes	123
Fixed charges included in the determination of net income, as below	254
Amortization of capitalized interest	4
Distributed income of equity method investees	27
Less: Equity in earnings of equity method investees	38
Total earnings, as defined	$ 765
Fixed charges, as defined:	
Interest charges	$ 246
Rental interest factor	8
Fixed charges included in the determination of net income	254
Capitalized interest	24
Dividend requirements on preferred stock of a consolidated subsidiary before income taxes [b]	-
Total fixed charges, as defined	$ 278
Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends [a]	2.75

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[a] FPL Group, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.

[b] A portion of Florida Power & Light Company's preferred stock is owned by FPL Group, Inc. and is eliminated in consolidation. Accordingly, those dividends are not included herein.